Filed by Seaport Global Acquisition II Corp.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: American Battery Materials, Inc.

Commission File Number: 001-41594

Date: September 26, 2023

Seaport Global Acquisition II Corp. and American Battery Materials, Inc. Announce Initial Filing of Registration Statement on Form S-4 in Connection With Their Proposed Business Combination

~ Registration Statement on File with the SEC Marks Significant Step Towards Achieving Necessary Approvals for Merger Completion ~

~ Filing Milestone Serves as a Joint Effort on the Heels of ABM’s Recently Announced Commitment to $120 Million Merger ~

NEW YORK & GREENWICH, CONN., September 26, 2023 – Seaport Global Acquisition II Corp. (NASDAQ: SGII) (“SGII”), a publicly-listed special purpose acquisition company, and American Battery Materials, Inc. (OTC Pink: BLTH) (“ABM” or the “Company”), an environmentally responsible minerals exploration and development company focused on direct lithium extraction and other critical minerals for the global energy transition, announced today SGII filed the initial Registration Statement on Form S-4 (the "Registration Statement") with the U.S. Securities and Exchange Commission (“SEC”) as a necessary and critical step towards merger completion.

The Registration Statement contains a preliminary proxy statement/prospectus in connection with the previously announced proposed business combination between SGII and ABM (the “Proposed Business Combination”). While the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about SGII and ABM, as well as the Proposed Business Combination.

Stephen Smith, Chief Executive Officer and Chairman of SGII commented: “The filing of the Registration Statement marks an important milestone for us in the process to uplist American Battery Materials to the Nasdaq. We remain confident that ABM is primed and positioned to be a leader in the important lithium supply chain here in the U.S., with its planned use of direct lithium extraction leading the way for an environmentally friendly, cost-effective, and highly scalable business.”

David Graber, Chairman and Co-Chief Executive Officer of ABM added: “Since we first announced the business combination with Seaport back in June, ABM has continued to make great progress. We have significantly expanded our mining claims in the Lisbon Valley of Utah; produced an updated technical report; and, readied ourselves to commence drilling. Further, the demand for lithium continues to far outpace supply. We are excited to have the Registration Statement filed and move forward with the proposed merger, which will be a defining moment for ABM and its shareholders. ABM remains uniquely positioned to capitalize on shifting market dynamics reflecting ongoing electrification trends across the globe, and our planned uplisting to the Nasdaq should enable us to advance our lithium activities to critical mass.”

Proposed Business Combination

On June 2, 2023, SGII and ABM announced the signing of a definitive merger agreement for the Proposed Business Combination that will result in ABM becoming a wholly owned subsidiary of SGII. Following the closing of the Proposed Business Combination, it is expected that the combined company will (i) be renamed “American Battery Materials Holdings”; (ii) have its common stock and warrants listed on the Nasdaq Global Market (“Nasdaq”); and, (iii) be led by the existing management team of ABM in a seamless transition of power.

About Seaport Global Acquisition II Corp.

Seaport Global Acquisition II Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

About American Battery Materials, Inc.

American Battery Materials, Inc., (OTC Pink: BLTH), is a U.S.-based environmentally responsible critical minerals exploration and development company focused on Direct Lithium Extraction (DLE) as well as other minerals for refining, processing, and distribution to support the country’s urgent critical minerals need to bolster long-term energy transition and the electrification of the US domestic and global economy. For more information, visit www.americanbatterymaterials.com. The information contained on, or that may be accessed through, this website is not incorporated by reference into, and is not a part of, this communication.

To receive American Battery Materials, Inc. company updates via email, visit the Contact page of our web site, www.americanbatterymaterials.com/contact.

Additional Information about the Proposed Business Combination and Where to Find It

In connection with the Proposed Business Combination, SGII has filed the Registration Statement which includes a preliminary proxy statement/prospectus with the U.S. Securities and Exchange Commission (“SEC”). SGII’s stockholders and other interested persons are advised to read the Registration Statement, as well as other documents filed with the SEC in connection with the Proposed Business Combination, as these materials will contain important information about ABM, SGII and the Proposed Business Combination. When available, the Registration Statement will be mailed to stockholders of SGII as of a record date to be established for voting on, among other things, the Proposed Business Combination. Stockholders will also be able to obtain copies of the Registration Statement and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC's website at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in Solicitation

SGII and its respective directors and executive officers may be deemed participants in the solicitation of proxies from SGII’s stockholders in connection with the Proposed Business Combination. SGII’s and ABM’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of SGII and ABM in SGII's Annual Report on Form 10-K filed with the SEC on April 4, 2023 and ABM’s Annual Report on Form 10-K filed with the SEC on April 21, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SGII stockholders in connection with the Proposed Business Combination is set forth in the Registration Statement. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination is included in the Registration Statement that SGII has been filed with the SEC.

Forward Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "potential," "seem," "seek," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this communication, regarding SGII’s Proposed Business Combination with ABM, SGII's ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the respective management of SGII and ABM and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SGII or ABM. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the stockholders of SGII or ABM is not obtained; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to ABM; the amount of redemption requests made by SGII's stockholders; the overall level of consumer demand for lithium; general economic conditions and other factors affecting; disruption and volatility in the global currency, capital, and credit markets; ABM's ability to implement its business and growth strategy; changes in governmental regulation, ABM's exposure to litigation claims and other loss contingencies; disruptions and other impacts to ABM’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response, and as a result of the proposed transaction; ABM's ability to comply with environmental regulations; competitive pressures from many sources, including those, having more experience and better financing; changes in technology that adversely affect demand for lithium compounds; the impact that global climate change trends may have on ABM and its potential mining operations; any breaches of, or interruptions in, SGII's or ABM’s information systems; fluctuations in the price, availability and quality of electricity and other raw materials and contracted products as well as foreign currency fluctuations; changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks.

More information on potential factors that could affect SGII’s or ABM's financial results is included from time to time in SGII's and ABM’s public reports filed with the SEC, including their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K as well as the Registration Statement that SGII has filed with the SEC in connection with SGII’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the Proposed Business Combination. If any of these risks materialize or SGII's or ABM's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither SGII nor ABM presently know, or that SGII and ABM currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect SGII's and ABM's expectations, plans or forecasts of future events and views as of the date of this communication. SGII and ABM anticipate that subsequent events and developments will cause their assessments to change. However, while SGII and ABM may elect to update these forward-looking statements at some point in the future, SGII and ABM specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing SGII's or ABM's assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Investor Relations Contacts:

Seaport Global Acquisition II Corp.

Gateway Group, Inc.

Ralf Esper

(949) 574-3860

sg2@gateway-grp.com

American Battery Materials, Inc.

Investor Relations

Email: ir@americanbatterymaterials.com

Tel: (800) 998-7962

or

MZ Group

Michael Kim

(737) 289-0835

michael.kim@mzgroup.us